UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
[x] Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Intec Bioplastics, Inc.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Wyoming

     Date of Organization:

     December 11, 2019

Physical Address of Issuer:

520 Broadway, Suite 200, Santa Monica, CA 90401, United States

Website of Issuer:

https://www.intecbioplastics.com/

Is there a Co-Issuer?

_____ Yes   X No

Name of Intermediary through which the Offering will be Conducted:

Andes Capital Group, LLC

CIK Number of Intermediary:

0001348811

SEC File Number of Intermediary:

008-67202

CRD Number of Intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by Andes Capital Group, LLC, the Issuer is required to pay to Andes Capital Group, LLC a fee consisting of a three percent (3%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $3,500 advance setup fee and $750 monthly fee for the use of the KoreConX platform. Additionally, the Issuer may be required to reimburse certain expenses related to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital Private Securities Corporation

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

10,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000

Oversubscriptions Accepted:
☐   Yes
[x] No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

December 31, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

Twelve (12)

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$150,788	$133,984
Cash & Cash Equivalents	$38,494	$21,690
Accounts Receivable	$0	$0
Current Liabilities	$9,820,655	$2,384,260
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Operating Expenses	$7,368,441	$2,247,232
Taxes Paid	$0	$0
Net Income/(Net Loss)	($7,419,591)	($2,262,330)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Wyoming, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended Certificate of Incorporation
Exhibit E: Financial Statements
Exhibit F: Video Transcript

Offering Statement (Exhibit A)
July 18, 2024

Intec Bioplastics, Inc.



Up to $5,000,000 of Common Stock

Intec Bioplastics, Inc. ("**Intec,**" the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**"), at a purchase price of $1.00 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2024 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary can reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$7.50	$242.50
Target Offering Amount	$10,000	$300.00	$9,700
Maximum Offering Amount	$5,000,000	$150,000	$4,850,000

(1)　　　This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITES CORP., A UTAH CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Except as set out below, neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Disclosure Regarding Intec's Founder Edward Showalter

Edward Showalter is directly, indirectly, and/or formerly, a large beneficial stockholder on Intec, an investor and the inventor and is the owner of substantially all of Intec's intellectual property. Mr. Showalter is also the former CEO and Director of Intec. In the past, Mr. Showalter was a defendant in several legal matters. People who know Mr. Showalter consider him to be intelligent, competent, honest, and otherwise reformed. Mr. Showalter has spent long hours and years developing his patented technology that he exclusively licenses to Intec. Mr. Showalter age of 72 and health issues as well as consulting with his family, Mr. Showalter chose to resign his officer and director positions at Intec. However, in his capacity as inventor and founder, Mr. Showalter still has influence on the company despite his lack of formal authority or power. Mr. Showalter's past legal issues are summarized below:

Securities and Exchange Commission v. Hollywood Trenz, Inc., Showalter, et al., United States District Court for the District of Columbia, Civil Action No. 98-cv-1106 (D.D.C. 1998). In a default judgment issued on or about May 13, 2001, the Court found that Mr. Showalter had orchestrated two fraudulent schemes to raise capital illegally and was ordered to pay over $900,000, which represented his illegal gains, interest, and penalties.

Securities and Exchange Commission v. High Park Investment Group Inc., *Harbor Financial Investment Group, Inc., and Edward R. Showalter*, United States District Court for the Central District of California, Civil Action No. 05-1090 (2005). In the Complaint, the SEC alleged violations of the registration and anti-fraud provisions of the federal securities laws. In a default judgment issued on or about August 5, 2015, ordering that Mr. Showalter be permanently restrained and enjoined from violating the registration and anti-fraud provisions of the Federal Securities Laws, including Section 5 and Section 17(a) of the Securities Act of 1933, and Section 10(b) of the Securities Exchange Act of 1934.

United States v. Edward Showalter, United States District Court for the Central District of California, Civil Action No. criminal action 06-cr-00129 (2006). The government filed an information against Showalter, charging him with one count of wire fraud in violation of Title 18 U.S.C. § 1343 for defrauding his investors. Pursuant to a plea agreement in September 2006, Mr. Showalter pleaded guilty to that charge and was ordered to pay millions of dollars in restitution and serve a prison sentence.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.intecbioplastics.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is July 18, 2024

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Andes Capital Group, LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Intec Bioplastics, Inc. is a leading provider of bio-resin that assists its customers to achieve their sustainability goals of net zero carbon footprint, net zero plastic and waste to landfills. The company's focus is in food service, housewares, medical packaging, toy, footwear, automotive, cannabis packaging, construction and building materials. Intec's manufacturing processes are compounding bio-resins, injection molding, and blow molding, thermoform and extrusion.

Intec's EarthPlus bio-resins are biodegradable, compostable, and can be recycled with regular plastics. EarthPlus bio-resins are FDA-food grade compliant.

Intec holds the exclusive rights to 15 U.S. patents, 3 foreign patents, and 65 patents pending in 35 countries as well as additional trade secrets, and more than 590 bio-resin formulas and multiple trademarks.

The Company was incorporated in Wyoming on December 11, 2019.

The Company is headquartered at 520 Broadway, Suite 200, Santa Monica, CA 90401, United States. The Company is qualified to conduct business in California.

The Company's website is https://www.intecbioplastics.com/.

A full description of our services and business plan can be found on the Company's investor website page at the Company's website under https://invest.intecbioplastics.com/ (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Target Offering Amount of the Securities Offered	$10,000
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	10,000
Maximum Offering Amount of the Securities Offered	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	480,412,500
Price Per Security	$1.00*
Minimum Individual Purchase Amount	$250 +*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	December 31, 2024
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	None.

* The aggregate amount of fees paid by Investors will be included towards the $5,000,000 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jason Baum	CEO and President, Director	CEO/President of Intec responsible for business and manufacturing operations, developing go to market strategies and customer acquisition. Maximization of business investments and profitability for shareholders.	
Rony Ghaly	Chief Financial Officer	CFO of Intec: responsible for all accounting domains including the application of GAAP and corporate compliance requirements.	
Michael Dunn	Chief Operating Officer	COO of Intec responsible for scaling operations, accounting, administration, finance, and manufacturing processes.	
Steve Gough	Executive Vice President, Director	EVP of Intec responsible for providing leadership and expertise to the Intec team gained from over 46 years in the packaging industry.	

Antoine Reekmans	Chief Marketing Officer	CMO of Intec responsible for utilizing his extensive experience as a project manager across diverse fields to successfully deploy cutting-edge marketing technologies.	
Nicole Rhodes	Chief Sustainability Officer	CSO of Intec responsible for spearheading the sustainability and sales team to assist Intec's customers in their ESG sustainability goals.	
Edward Showalter	Founder	Founder, Director of Intec who built the company on his 50 years of in-depth experience in business development and IP Technology innovation. Holds over 100 Patents and Patent Pending in bioplastic resins, as well as utility Patents in multiple industries.	

Biographical Information

Jason Baum, CEO/President

Jason Baum is a business operations leader with a passion for developing strong teams and retaining great talent as well developing strong leadership. With a background in manufacturing, technology and staffing industries, Jason's strength in go-to-market strategy and maximizing business return on investments through his strong leadership skills helping Intec Bioplastics build a strong business culture that equates to customer acquisition, and profitability for its shareholders.

Rony Ghaly, Chief Financial Officer

Rony Ghaly brings to Intec an extensive background of over two decades of professional experience in the Entertainment, SAAS & Automotive industries to his role as CFO at Intec Bioplastics. Holding a Bachelor's degree in Accounting from Ain Shams University in Cairo, Egypt and registered IRS tax preparer. His proficiency encompasses various accounting domains, including a comprehensive application of US-GAAP. Rony's adeptness in navigating the complexities of compliance for public companies underscores his unwavering commitment to financial integrity and regulatory compliance.

Michael Dunn, Chief Operating Officer

Michael Dunn is an accomplished COO with far reaching experience in the plastics manufacturing industry. He holds an MBA as well as BS in Finance whose career spans over 20 years. Michael has built a career running cross functional expertise in accounting, administration, finance, legal, operations, and real estate. A successful track record of both scaling and "turning around" businesses.

Steve Gough, Executive Vice President

For the past 46 years, Steve Gough has been a leader in the packaging business within Orange County, directly supporting industries such as automotive, electronics, cosmetics and food/beverage. Steve's packaging specialization is in value-added custom boxes, primary labels, folding boxes, thermoforming, foams, floor displays, permanent displays and flexible packaging.

Antoine Reekmans, Chief Marketing Officer

Antoine, with extensive experience as a project manager across diverse fields, has honed his skills working in both startups and SMEs. His problem-solving mindset and goal-oriented approach have been instrumental in achieving success. Additionally, he holds a Bachelor's degree in Marketing and excels in leveraging cutting-edge technologies.

Nicole Rhodes, Chief Sustainability Officer

Nicole is passionate about all things sustainability, having experience working globally helping startups to Fortune 500 companies on their sustainability efforts and reporting. With extensive knowledge and expertise in sustainable plastics, Nicole has worked with major industries including Retail, Food & Beverage, Beauty & Personal Care, Home Goods, and several others. Along with her background in sales, Nicole's BS in Environmental Studies and MBA from Case Western Reserve University allow her to effectively manage and drive new and existing business and client relationships. At Intec Nicole will spearhead the sustainability and sales team to assist Intec's customers in their ESG sustainability goals.

Edward Showalter, Founder/Director

Edward has over 50 years of in-depth experience in business development and IP Technology innovation. Today he has over 100 Patents and Patent pending applications in the areas of Bioplastic Resins, Utility Patents for the Food and Beverage Industry, Medical Devices, Manufacturing Products, Blockchain Technology, Electronic Applications, and Physical Virtual Game Technology.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.intecbioplastics.com/. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Intec Bioplastics, Inc. ("Intec" or the "Company") is a leading bio-resin engineering company that assists its customers to achieve their sustainability goals of net zero carbon footprint, net zero plastic and waste to landfills.

Business Plan

Intec Bioplastics, Inc. ("Intec" or the "Company") is a bio-resin engineering company that assists its customers to achieve their sustainability goals of net zero carbon footprint, net zero plastic and waste to landfills.

Intec was incorporated in 2019. The corporate offices are located in Santa Monica in a 5,000 sq ft facility. This facility is a part of the intended asset purchase of IGS Molding LLC. Intec intends to operate this 5,000 sq ft facility which is expected to have injection molding, blow molding, and a compounding line. Intec is currently investigating lease for a 99,520 sq ft facility to be utilized for production and Intec's first ESSF facility.

Intec offers its customers a circular economy through sustainable products and packaging at what our management and founder (take out "and founder") believes to be the most economically feasible pricing in the world. Intec currently has hundreds of potential customers and many letters of intent (each an "LOI"). The LOI's are not purchase orders or contracts for products, but merely reflects possible interest for Intec's potential customers. Intec is hoping to take over operations of the 5,000 sq ft manufacturing facility in July 2024 and begin to start producing products for customers.

Intec's market focus in food service, housewares, medical packaging, cosmetic packaging, toys, footwear, automotive, cannabis packaging, construction and building materials. Intec's manufacturing processes are compounding bio-resins, injection and blow molding, thermoform and extrusion.

Intec's EarthPlus™ bio-resins are biodegradable, compostable, and can be recycled with regular plastics. EarthPlus bio-resins are FDA-food grade compliant. The Intec IGS 5,000 sq ft facility is expected to be SQF - Food Safety Certified. That application will begin if and when Intec takes over the operations of the facility. Intec will also apply for its ISO 9001 Certification. The cost of SQF Certification is approximately $35,000 and the ISO 9001 Certification is approximately $40,000. Intec seeks to offer its customers an all-in-one platform in a sustainability partnership to solve their ESG goals, products and packaging needs. Packaging legislation globally is making it more and more challenging for companies to find manufacturers and suppliers for their products and packages ESG goals, that are in compliance with these laws.

Phase I

Intec's business model is to vertically integrate technology to solve our customers' ESG sustainable goals. Our management believes that the annual plastic global market is hundreds of billions of dollars. Countries around the world are following the United Nations' sustainability goals to eliminate single-use toxic plastic by 80 percent over the next 20 years, with sustainable materials that can be recycled and be bio-compostable. Intec is developing and/or acquire proprietary technology in this space.

With the increasingly stringent global legislation being passed by government bodies, the plastic problem is finally coming into the spotlight. The plant-based material called EarthPlus®, to which Intec has rights can replace toxic petroleum-based plastic with an economically feasible, environmentally sustainable material. Our management believes that the average human eats a credit card worth of plastic every week.

Phase II

The Problem: The world has faced an uphill battle to simplify plastic recycling, diverting food waste away from landfills, as well as recycling other materials such as glass, aluminum cans, tin cans and lids, paper –cardboard soiled with food waste, as well as all types of plastics with labels on them.

The Solution: Our management believes that the Intec Bioplastics' ESSF technologies solves the recycling and trash to landfills issue. Through all consumer trash collection of materials ALL-IN-ONE BIN.

Our management believes that Intec's technology will eliminate the need for composting sites, which are nasty, landfills, which are killing the planet, and inadequate recycling centers that are sending billions of pounds of plastic waste to landfills. One single trash bin for all consumer disposables. Intec's ESSF landfill diversion and recycling technology is the answer. Intec's first ESSF plant is intended to be located in Los Angeles County. Intec is currently investigating several locations including a 99,520 sq ft building and land. The cost to build an ESSF is between $75 and $100 million not including the building. Our management believes that an ESSF can generate $440 million in annual revenue with an EBITDA of 16 to 34 percent and will employ 500 workers. Our management believes that development time for this project is 24 to 30 months.

The ESSF technology can be adapted to existing MRF plants. Intec's management team is currently in talks with the City of Los Angeles and other surrounding municipalities to divert the trash collection from landfills to the ESSF plant. Intec would receive the tipping fees for the trash collection. The trash collection infrastructure of garbage trucks would stay the same, except only one trash truck would pick up all trash instead of 4 trash trucks coming to pick up trash in 4 different bins. Then the trash truck would go to the ESSF instead of a landfill.

ESSF plants are completely enclosed. No smell! No methane gas release, reduces the carbon footprint that landfills produce. Recycling issues often come down to confusion and inconvenience. People don't know how to recycle, what can be recycled, which bin does it go in. The top reason Americans say they don't recycle regularly is a lack of convenience. Then there's the fact that items put in recycling aren't always recycled.

Per the most recent report, U.S. landfills released an estimated 109.3 million metric tons of carbon dioxide equivalent of methane into the atmosphere in 2020; this represents 16.8% of the total U.S. atherogenic methane emissions across all sections. Intec's technology would reduce landfills in the U.S. and around the world. This could significantly reduce methane emissions going into the atmosphere.

In September 2023, Intec's team met with Ms. Ma, California's State Treasurer and presented a plan to eliminate 70 to 77 landfills in the state of California over a 10-year period. The ESSF in Los Angeles County is the first one! Intec had identified a building in Los Angeles County that is approximately 99,520 sq ft. that Intec is moving forward with investigating the approval process to hopefully house Intec's first ESSF technology. Intec has located a building in the City of South Gate for Intec's first ESSF facility; however, if Intec is also looking at other properties in Southern California.

There is a possibility that this facility may not work or be available, therefore, Intec would have to try and find another facility for its first ESSF facility. Intec met with the City of South Gate. Our management believes that they are extremely interested in moving forward with the approval process for Intec's first ESSF facility located in the City of South Gate. Notwithstanding Intec's plans, and the manager's belief, it is possible that no ESSF facility will ever be created by, or with, Intec's involvement.

The Company's Products and/or Services

Product / Service	Description	Current Market
Product: EarthPlus®	EarthPlus® bio-resins are FDA – food grade compliant that can be used in traditional plastic manufacturing equipment. Intec EarthPlus® bio-resins are the most economically feasible priced bio-resin in the world able to be used in flexible packaging and rigid products that replaces toxic petroleum-based products with an eco-friendly sustainable material.	$800 Billion in the U.S Market

Service: ESSF™ Technology recycling facitilites	Intec's patented technology ESSF facilities will partner with cities and municipalities (starting in Los Angeles) to receive and recycle all plastics and materials through a one bin trash pickup program eliminating the need for landfills maximizing recycling.	$140 Billion in the U.S. market

Competition

Competition in the plastics resin and manufacturing space is influenced by several factors, including market dynamics, technological advancements, regulatory changes, and shifts in consumer preferences.

Key Competitors

Large Multinational Corporations:

- Companies like Dow Chemical, BASF, ExxonMobil, and SABIC dominate the market with their extensive product portfolios, global reach, and significant R&D investments.

Specialty Chemical Companies:

- Firms such as DuPont, Solvay, and Eastman Chemical focus on high-performance and specialty resins, catering to niche markets with specific requirements.

Regional Players:

- Regional manufacturers often compete on price and proximity to local markets, offering customized solutions and faster delivery times.

Emerging Market Players:

- Companies in developing economies, such as China's Sinopec and India's Reliance Industries, are expanding their presence and capabilities, increasing competition on a global scale.

Competitive Factors

Cost and Pricing:

- Price competitiveness is critical, especially for commodity plastics. Manufacturers strive to reduce production costs through economies of scale, efficient processes, and strategic sourcing of raw materials.

Product Quality and Innovation:

- Consistency in product quality and the ability to innovate are vital for maintaining a competitive edge. Companies invest in R&D to develop new resin formulations and improve the properties of existing products.

Customer Relationships and Service:

- Building strong relationships with customers through excellent service, technical support, and reliability can differentiate manufacturers in a competitive market.

Sustainability and Regulatory Compliance:

- Increasing environmental concerns and regulations are pushing manufacturers to adopt sustainable practices and develop eco-friendly products. Companies that can demonstrate their commitment to sustainability can gain a competitive advantage.

Technological Advancements:

- Adoption of advanced technologies, such as automation, Industry 4.0, and advanced analytics, can enhance manufacturing efficiency, reduce costs, and improve product quality.

Market Segments

Commodity Plastics:

- High-volume, low-cost resins such as polyethylene (PE), polypropylene (PP), and polyvinyl chloride (PVC) dominate this segment. Competition is fierce, and margins are typically lower.

Engineering Plastics:

- Higher-performance resins like polycarbonate (PC), nylon (PA), and acrylonitrile butadiene styrene (ABS) cater to demanding applications in automotive, electronics, and industrial sectors. Quality and performance are key differentiators.

Specialty Plastics:

- These include high-value resins designed for specific applications, such as medical devices, aerospace, and specialty packaging. Innovation and customization are crucial for success in this segment.

Trends and Challenges

Shift Towards Bio-based and Recycled Resins:

- Growing demand for sustainable materials is driving innovation in bio-based and recycled plastics. Companies that can offer high-quality, sustainable alternatives are gaining traction.

Volatility in Raw Material Prices:

- Fluctuations in the prices of raw materials, particularly crude oil and natural gas, impact production costs and pricing strategies.

Global Supply Chain Disruptions:

- Events like the COVID-19 pandemic have highlighted vulnerabilities in global supply chains. Manufacturers are looking to diversify supply sources and enhance supply chain resilience.

Digital Transformation:

- Embracing digital technologies to optimize operations, enhance customer engagement, and drive innovation is becoming a competitive necessity.

Environmental Regulations:

- Stricter environmental regulations are pushing manufacturers to reduce their carbon footprint, manage waste, and ensure compliance, adding complexity and cost to operations.

Customer Base

The Company's potential customer base for EarthPlus™ bio-resin is extremely broad, however, the market focus is in: food service, housewares, medical packaging, cosmetic packaging, toys, footwear, automotive, cannabis packaging, construction and building materials. Manufacturers using injection and blow molding, and thermoform, and extrusion processes are potential customers.

The Company's initial customer base for refuse collection is the City of Los Angeles Public Works, City of South Gate, as well as the incorporated and unincorporated municipalities and departments associated with the greater Los Angeles area waste disposal network.

Supply Chain

The company has long term supply commitments from suppliers with whom we have had relationships with since 2019, and we intend to purchase raw materials and packaging supplies from several sources. While all such materials are available from independent suppliers, raw materials are subject to fluctuations in price and availability attributable to several factors, including general economic conditions, commodity price fluctuations, the demand by other industries for the same raw materials and the availability of complementary and substitute materials.

The profitability of our business depends on the availability and proximity of these raw materials to our factories. The choice of raw materials to be used at our facility is determined primarily by the price and availability, yield loss of lower quality raw materials, and the capabilities of the producer's production facility. Additionally, the cost of transportation could favor suppliers located near our factories. The raw goods and materials acquisition experts on our team have years of experience and relationships to most effectively manage supply chain dynamics.

Intellectual Property

Intec is a bio-resin engineering company that focuses on assisting its customers to achieve their sustainability goals of net carbon footprint, net zero plastic and waste to landfills. The technology to which Intec has rights was substantially created by its founder, Edward Showalter. Mr. Showalter holds multiple trademarks and U.S. patents for various devices and bio-resins with 64 patents pending in 34 countries. Intec currently licenses patents and trademarks from Mr. Edward Showalter, an affiliate.

As a result of its licensing of Mr. Showalter's intellectual property, Intec has over 590 different EarthPlus bio-resin formulas from which its products may be commercialized. Intec's EarthPlus bio-resin can be used for products that are manufactured through injection molding, blow molding, thermoform, extrusion and roll molding processes. EarthPlus is Intec's trademark bio-resin brand.

Our success will depend upon our ability, and upon the ability of any future collaborators of ours, to obtain and maintain intellectual property protection in the United States and other key markets around the world for our product candidates and technologies, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. We plan to continue to seek patent protection in the United States and other markets, that is intended to cover the composition of matter of our product candidates, their methods of use, related technologies and other inventions that are important to our business. In addition to patent protection, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

All other intellectual property of the Company is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Intec does not own any patents
Intec only has rights to use the patents granted by its founder and majority beneficial owner Edward Showalter

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. For example, our proposed ESSF business is subject to extensive and evolving federal, state, and local environmental protection, health, safety, land use, zoning, transportation, and other related laws and regulations. These laws and regulations are administered by the EPA, and various other federal, state, and local environmental, zoning, transportation, land use, health, and safety agencies. Many of these agencies may regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in cases of violations.

In connection with the development of ESSFs, we expect to be required to spend considerable time, effort and money to obtain and maintain required permits and approvals. There are no assurances that we will be able to obtain or maintain permits or other required governmental approvals. Compliance with current regulations and future requirements could require us to make significant capital and operating expenditures.

The regulatory environment in which we operate is influenced by changes in leadership at the federal, state, and local levels. Increasing regulation may have a negative impact on our operating costs.

The Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. Landfills are regulated under Subtitle D of RCRA, which sets forth minimum federal performance and design criteria for solid waste landfills, and Subtitle C of RCRA, which establishes a federal program to manage hazardous wastes entire life cycle. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the federal standards. We incur costs in complying with these standards in the ordinary course of our operations.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA")

CERCLA provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA's primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional release of hazardous substances; it can be based upon the release or threatened release of hazardous substances, even resulting from lawful, unintentional and attentive action, as the term is defined by CERCLA and other applicable statutes and regulations. The EPA may issue orders requiring responsible parties to perform response actions at sites, or the EPA may seek recovery of funds expended or to be expended in the future at sites. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability under CERCLA could also include obligations to a potentially responsible party ("PRP") that voluntarily expends site clean-up costs. Further, liability for damage to publicly-owned natural resources may also be imposed. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed and as a generator or transporter of hazardous substances disposed of at other locations.

The Federal Water Pollution Control Act of 1972

This act, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If our operations discharge any pollutants into federally protected surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. The EPA also requires landfills and other waste-handling facilities to obtain storm water discharge permits, and if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works.

The Clean Air Act of 1970

The act provides for federal, state and local regulation of the emission of air pollutants. Our proposed ESSFs may be subject to regulations implemented under the Clean Air Act, including new source performance standards, emission guidelines and national emission standards for hazardous air pollutants.

The Occupational Safety and Health Act of 1970

The act establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and the Occupational Safety and Health Administration, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

State, and Local Regulations

There are also various state, and local regulations that affect our proposed ESSF operations. Each state and province in which we may operate has its own laws and regulations governing solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liabilities for such matters. States have also adopted regulations governing the design, operation, maintenance and closure of landfills, and laws governing where recyclable materials can be sold. Some counties, municipalities and other local governments have adopted similar laws and regulations that apply to our facilities and operations.

Many states, provinces and local jurisdictions have enacted "fitness" laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant's or permit holder's compliance history. Some states, provinces and local jurisdictions also consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant's or permit holder's fitness to be awarded a contract to operate, and to deny or revoke a contract or permit because of unfitness, unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

Litigation

The Company is not subject to any current litigation. Colin Winkler implicitly threatened stockholder litigation on the basis that Mr. Showalter's past misconduct was not sufficiently disclosed to investors in a Regulation D, Rule 506 offering. The Company disputes Mr. Winkler's claims on the basis that he is not a stockholder of Intec and has no standing to bring a derivative claim. In addition, no money was raised by Intec in the offering referenced by Mr. Winkler in his demand letter.

Employees

The Company currently has twelve (12) full-time employees. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

<u>Monetary Perks:</u>

Investment Minimum	Monetary Perk
$500	For investments of $500 or more, investors will receive a "25% Stock Bonus" meaning that the eligible investor will receive one bonus share for each four shares purchased.
No minimum	Investors will be party to a royalty agreement entitling them to up to 5x their investment from a royalty pool to be funded by 2% of the company's "top-line revenue", paid quarterly

Non-Monetary Perks:

Investment Minimum	Non-Monetary Perk
$500	Humanitarian Gladiator t-shirt as a bonus gift for their support in Intec's Reg CF.


RISK FACTORS


Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered considering the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our technology may not be successful in developing commercial products.

Despite the facts that in connection with Mr. Showalter's IP, we have developed over 100 different products and our technology and have generated letters of intent to produce significant amounts of products, we may spend many years and dedicate significant financial and other resources to developing our technology that may never be successfully commercialized. Our technology may never become successfully commercialized for any of the following reasons:

- We may not be able to secure sufficient funding to progress our technology through development and commercial validation;

- We or our future collaborators may be unable to obtain the requisite regulatory approvals for our technology;

- Competitors may launch competing or more effective technology;

- Our technology may not be commercially successful;

- Current and future collaborators may be unable to fully develop and commercialize products containing our technology or may decide, for whatever reason, not to commercialize such products; and

- We may be unable to secure adequate patent protection in the necessary jurisdictions.

If any of these things were to occur, it could have an adverse effect on our ability to raise additional capital, execute our business plan or remain in business.

If we are unable to successfully scale our manufacturing processes, we may not meet customer demand.

Despite the fact that we are currently installing new equipment at our facility in Los Angeles in an effort to keep up with our customer orders, to be successful, we will have to scale our manufacturing processes while maintaining high product quality and reliability. If we cannot maintain high product quality at a large scale, our business will be adversely affected. We may encounter difficulties in scaling up production, including problems with the supply of key components. Even if we are successful in developing our manufacturing capability, we do not know whether we will do so in time to satisfy the requirements of our customers. The current manufacturing facility is a small-scale plant with limited production capacity used principally for research and development, training and customer marketing purposes. In order to fully implement our business plan, we will need to scale the operations to a larger industrial commercial facility, develop strategic partnerships or find other means to produce greater volumes of finished product. We, however, have not yet tested our technology at the scale that will be required for large commercial use nor at a scale sufficient to conclude the success of our technology.

We are vulnerable to fluctuations in the supply and price of raw materials.

We purchase raw materials and packaging supplies from several sources. While all such materials are available from independent suppliers, raw materials are subject to fluctuations in price and availability attributable to several factors, including general economic conditions, commodity price fluctuations, the demand by other industries for the same raw materials and the availability of complementary and substitute materials. The profitability of our business also depends on the availability and proximity of these raw materials to our factories. The choice of raw materials to be used at our facility is determined primarily by the price and availability, yield loss of lower quality raw materials, and the capabilities of the producer's production facility. Additionally, the cost of transportation could favor suppliers located in close proximity to our factories. If the quality of these raw materials is lower, the quality of our product may suffer. Economic and financial factors could impact our suppliers, thereby causing supply shortages. Increases in raw material costs could have a material adverse effect on our business, financial condition or results of operations. Our feedstock supply strategy, including any hedging procedures, may be insufficient, and our results could be materially impacted if costs of materials increase. The quality of the products that we purchase for our food service business are Title 21 FDA Food Contact Compliant. Our manufacturing facility is food safety certified.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including because of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future because of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other contractors and firms to provide services to our customers.

We depend on third party contractors and firms to meet our contractual obligations to our customers and provide our services. Our ability to meet our obligations to our customers may be adversely affected if contractors or firms do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if contractors or firms to whom we delegate certain services do not meet our, and our customers', expectations. Additionally, our contractors and firms may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or firms for a particular service.

Actions of our independent contractors could expose the Issuer to litigation risk and the Issuer's ability to further develop, market, and sell and promote its products could be harmed.

The Issuer employs independent contractors to perform the contracted services offered through its marketplace. Due to the nature of the services provided, the Issuer could be exposed to litigation risks related to the actions of an independent contractor. Although the Issuer conducts screenings and background checks of independent contractors, it may not be protected against such actions, which could result in increased costs and liability to the Issuer. If an action is successfully taken against the Issuer, the Issuer may incur several adverse effects, including reputational, financial and business risks which could harm the Issuer's ability to develop, market, and sell and promote its products.

We rely on various intellectual property rights, including trademarks, to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as intellectual property lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These people may not devote their full time and attention to the matters of the Company. The loss of any or all our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

For the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, services, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles and changes in services due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or services or implement new functions or solutions. In addition, bringing new products or services to the market may entail a costly and lengthy process, and require us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our services is highly competitive.

We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services or products and thus may be better equipped than us to develop and commercialize services or products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize services or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services or products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our services or products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the markets that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including based on price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have not prepared any audited financial statements.

The financial statements attached as <u>Exhibit E</u> to this Form C for the Company, Intec Bioplastics, Inc., have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers because of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. In particular, the Company is subject to oversight by the cosmetology boards of many states. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. Additionally, changes in laws and regulations, or court rulings, could change classifications of service providers from independent contractors to employees, which would have a material adverse effect on the Company's operating results and create additional administrative burdens.

Risks relating to our EarthPlus Sustainable Solutions Facilities (ESSF)

Our ESSF operations must comply with extensive existing regulations, and changes in regulations and/or enforcement of regulations can restrict or alter our operations, increase our operating costs, increase our tax rate, or require us to make additional capital expenditures.

Federal, state, and local government is anticipated to have a substantial impact on our ESSF operations. There are complex laws, rules, orders, and interpretations that govern environmental protection, health, safety, land use, zoning, transportation and related matters that can impact, and increase the costs of, our ESSF business. Among other things, governmental regulations and enforcement actions restrict our operations at times and may adversely affect our financial condition, results of operations and cash flows by imposing conditions such as limitations on siting and constructing new ESSF facilities or on expanding existing ESSF facilities, limitations, regulations or levies on collection and disposal prices, rates and volumes, and/or limitations, bans, taxes or charges on disposal of certain categories of waste. Our ESSF facilities could also be affected by environmental regulatory changes; new information about waste types previously collected, such as Polyfluoroalkyl (PFAS) or other contaminates and other reasons.

Additionally, regulations establishing extended producer responsibility ("EPR") are being considered or implemented in many places around the world, including in the U.S. and Canada. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to undertake additional responsibilities, such as taking over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. There is no federal law establishing EPR in the U.S. or Canada; however, federal, state, provincial and local governments could, and in several cases have, taken steps to implement EPR regulations for packaging, including traditional recyclables such as cardboard, bottles and cans. If wide-ranging EPR regulations were adopted, they could significantly impact the waste and recycling streams we manage and how we operate our business, including contract terms and pricing. A significant reduction in the waste, recycling and other streams we manage could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

Providing environmental and waste management services, including constructing and operating ESSFs or other facilities, involves risks such as truck accidents, equipment defects, malfunctions and failures, and improper use of dangerous equipment. Additionally, there is a risk of waste mass instability, releases of hazardous materials, and odors despite enclosure of the ESSF. Risks of operation of the ESSFs could potentially result in injury or death of employees and others, a need to shut down or reduce operation of facilities, increased operating expense and exposure to liability for pollution and other environmental damage, and property damage or destruction.
While we intend to seek to minimize our exposure to such risks through comprehensive training, compliance and response and recovery programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities more than any applicable insurance, our business, results of operations and financial condition could be adversely affected. A major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, with a corresponding increase in operating expense.

We may be unable to obtain or maintain required permits or expand existing permitted capacity at our proposed ESSFs, due to land scarcity, public opposition or otherwise, which can require us to identify disposal alternatives, resulting in decreased revenue and increased costs.

Our ability to meet our financial and operating objectives depends in part on our ability to obtain and maintain the permits necessary to operate ESSF sites. Permits to build, operate and expand solid waste management facilities, including landfills and transfer stations, have become more difficult and expensive to obtain and maintain. Though governments appear to the management to support the concept of our ESSFs, we anticipate that permits could take years to obtain as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other regulations. These permits may be subject to resistance from citizens or other groups. Local communities and citizen groups, adjacent landowners or even governmental agencies may oppose the issuance of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subjected, or seek to impose liability on us for alleged environmental damage. Such actions could also impact our ability to do business by causing reputational harm. Federal, state, and local governments are also increasingly adopting requirements for environmental justice reviews as part of certain permitting decisions. These policies generally require permitting agencies to give heightened attention to the potential for projects to disproportionately impact low-income and minority communities. Responding to permit challenges could increase our costs and extend the time associated with establishing ESSFs. In addition, failure to receive regulatory and zoning approval, as well as land scarcity, particularly in densely populated areas, may prohibit us from establishing new ESSFs or expanding existing facilities. Diminishing disposal capacity, typically in proximity to major metropolitan areas, sometimes requires us to transport waste by rail or find alternative disposal solutions in affected areas, increasing our operating costs. Our failure to obtain the required permits and necessary capacity expansion to operate our ESSFs could have a material adverse impact on our financial condition, results of operations and cash flows.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. Moreover, you may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners and they will exercise voting control.

Prior to the Offering, a small number of current owners beneficially own a majority of the Company. Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons or entities may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to owner approval.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Under the terms of the Securities, Intec Bioplastics, Inc. will exercise voting control over the Securities, if provided under applicable Wyoming law. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and to affiliated or third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, research on other companies that have been acquired that is not scientific and is anecdotal only and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Our valuation and our offering price have been established internally and are difficult to assess.

The Company has set the price of its Common Stock at $1.00 per share, see "Offering" for further details on this fee. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Common Stock, other capital stock or additional option grants may dilute the value of your holdings.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Seller will need more money. The Seller has limited cash and currently estimates that it needs up to an additional $10 million for Phase I production, $75 million to execute its business plan for ESSF Los Angeles as understood by the management at this time. Significant additional capital will be necessary to fund development of our business and there can be no assurance that capital will be available. In order to complete development, manufacturing scale up, such that we can attract debt financing includes many tens of millions of dollars. Phase I - $10 million, Phase II - $75 million ESSF Los Angeles.

Use of Proceeds. The Seller management will have broad discretion in using the net proceeds of Subscriber's investment and you may have no opportunity to approve the use of proceeds of this Offering.

No government review of offering. This private offering has not been reviewed by the SEC, or any other federal or state government or securities regulators.

Dilution. The Seller has the right, and expects, to issue additional Shares without Shareholder approval. The Seller is authorized to issue up to 5,000,000,000 shares of common stock, of which approximately 475,412,500 Shares are issued and outstanding as of the date of this Document. In addition to the Seller's Board of Directors having authority, without action or vote of its shareholders, to issue all or part of the authorized but unissued Shares, the Board of Directors has the power to increase the Seller's authorized shares above 5,000,000,000 which could lead to additional share issuances leading to significant dilution.

We have incurred net losses since inception. We may continue to incur losses and may not achieve or maintain profitability in the near term. Intec's has no current revenue. With the installation of additional equipment at the 5,000 sq ft factory, Intec expects to achieve its revenue goals of for this facility in annual sales, if Intec can raise adequate capital and expand its manufacturing capacity up to 30,000 to 50,000 sq ft. Intec anticipates reaching its revenue goals.

Even though we anticipate beginning producing and shipping customer orders in the next couple of months and orders to increase over the next few months and years, we have incurred net losses since our inception in 2019. The net losses have been a result of Intec being a developing company engaging in some research activities. We have financed our operations primarily through sales of common stock and incurrence of debt and have devoted substantial efforts to research and development, as well as building our team. Although we believe that our business plan has significant profit potential, we may not attain profitable operations and management may not succeed in realizing our business objectives. If we are not able to develop our business as anticipated, we may not be able to generate revenues or achieve profitability. We cannot guarantee that we will ever be successful in generating revenue in the future. If we are unable to generate revenues, we will not be able to earn profits or continue operations.

We may not be able to execute our business plan or stay in business without additional funding.

Despite the fact that we have recently begun producing and shipping customer orders, our ability to successfully commercialize our business and generate future revenues depends on whether we can obtain the necessary financing to implement our business plan, on acceptable terms. We will require additional financing through a combination of the issuance of debt, equity, and/or joint ventures and/or government incentive programs to establish profitable operations, and such financing may not be forthcoming. We are pursuing financial incentives and financing for our proposed projects with several countries through multiple programs that involve various branches of government. If we are unable to attract government incentives and financing to our projects or investors to invest in our business, we may not be able to acquire additional financing through debt or equity markets. Our failure to secure additional financing on favorable terms when it becomes required would have an adverse effect on our ability to execute our business plan or remain in business.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Target Offering Amount of the Securities Offered	$10,000
Name of Securities	Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	475,422,500
Maximum Offering Amount of the Securities Offered	$5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	480,412,500 (includes up to 1,250,000 bonus shares)
Price Per Security	$1.00*
Minimum Individual Purchase Amount	$250 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	December 31, 2024
Use of Proceeds	See the section entitled "Use of Proceeds" on page 27 hereof.
Voting Rights	None. See the description of the voting and control rights on page 31.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $5,000,000 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.intecbioplastics.com/.

Intermediary Information

The Intermediary for the Company is Andes Capital Group, LLC ("Andes Capital Group" or "Intermediary"), a Wyoming limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-67202 and the Central Registration Depository (CRD) number is 139212.

Platform Compensation

As compensation for the services provided by Andes Capital Group, LLC, the Issuer is required to pay to Andes Capital Group, LLC a fee consisting of a three percent (3%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing.

There is also a $3,500 advance setup fee and $750 monthly fee for the use of the KoreConX platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3%	$300	3.0%	$150,000
Manufacturing Facility	-	-	15.0%	$750,000
Extrusion Compounding Lines	-	-	6.0%	$300,000
Thermoform Sheet Line	-	-	5.0%	$250,000
IP, Patents, Trademarks	-	-	7.0%	$350,000
Legal	-	-	4.0%	$200,000
Reg CF Marketing	-	-	1.5%	$75,000
Material Resins	-	-	7.5%	$375,000
Molds			4.0%	$200,000
General Working Capital (1)	91%	$9,127	42.0%	$2,100,000
Thermoform Lines			5.0%	$250,000
Total	**100%**	**$10,000 +**	**100%**	**$5,000,000+**

+These figures are rounded to the nearest whole dollar.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the Offering proceeds will be used.

(1) These general and administrative expenses are anticipated to go to utilities: costs for electricity, water, gas, and other utilities needed for running manufacturing operations, payroll for production workers, administrative staff, and other employees, regular maintenance and unexpected repairs of machinery and equipment, advertising and

promotions: expenses incurred to promote products, acquire new customers, and retain existing ones, office supplies: routine expenses for office operations, insurance: coverage for property, liability, and employee-related insurances, process improvement: efforts to improve manufacturing processes for efficiency and cost-effectiveness.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2024 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in <u>Exhibit C</u> (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the following Securities:

> **Common Stock Offering**
> **Minimum: $10,000**
> **Offering Maximum: $5,000,000**
> **Purchase Price Per Share of Security Offered: $1.00**
> **Offering Deadline: December 31, 2024**

The Securities have one vote per share voting rights. The rights of the Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary document governing voting and rights of Investors holding the Securities are the Amended Certificate of Incorporation (the "**COI**") attached as <u>Exhibit D</u>. All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the COI.

Existing shares of Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $5,000,000 and a minimum of $10,000 worth of its Common Stock.

The Company must reach its Target Offering Amount of $10,000 by December 31, 2024. Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by December 31, 2024, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to December 31, 2024, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $5,000,000 maximum raise.

The minimum investment per investor is $250.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended Certificate of Incorporation and to the applicable provisions of Wyoming law.

The total number of shares that the Company is authorized to issue is 5,000,000,000 shares of common stock, par value no par per share (the "**Common Stock**").

As of the date of this Form C, 475,412,500 shares of Common Stock are issued and outstanding. There are no options or warrants issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	475,412,500
Par Value Per Share	no par
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Outstanding Options, SAFEs, Convertible Notes, Warrants

None.

Other Securities

Type of security	Royalties
Amount Outstanding	
Voting Rights	one vote per share
Anti-Dilution Rights	None

Material Terms	The company has several royalty pools that are entitled to accumulate a certain percentage of the company's gross revenue. Participants in that pool are then able to receive distributions of the gross revenues captured in each respective royalty pool to which they belong on a pro rata basis. The royalty pools commonly have caps on the amount of royalty to which the parties to the royalty agreement may receive.

Voting and Control

The Securities do not have voting rights unless otherwise provided for by the Company. Moreover, each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have one vote per share voting rights but no control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Common Stock and are passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of meaningful voting rights or control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership
Steve Gough*	50,000,000	10.52%
Edward Showalter*	200,000,000	42.07%

* 125,000,000 shares of Mr. Showalter's shares are owned by ESG Global, LLC, which is beneficially owned by Edward Showalter. Steve Gough is the managing director of ESG Global, LLC and votes the 125,000,000 ESG Global, LLC shares.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$3,739,500	N/A	Business development and General Working Capital	Various dates between July 1, 2021 and July 10, 2024	Section 4(a)(2)
Royalty Agreements	N/A	N/A	N/A	Various dates between July 1, 2021 and July 10, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following material debt outstanding:

Type	Notes
Amount Outstanding	$1,409,500*
Interest Rate and Amortization Schedule	various
Description of Collateral	unsecured
Maturity Date	Until Final Payment is made

* as of December 31, 2023. As of the date of this offering, the debt related to Notes payable is greater.

In 2022, the Company issued promissory notes (the "2022 Notes") to various investors for total proceeds of $900,000 with principal and interest due within a year of issuance. The 2022 Notes bear interest at a rate of 4.43% per annum. In 2023, the Company issued additional promissory notes (the "2023 Notes") with the same terms as the 2022 Notes, for total proceeds of $449,500 and principal and interest due within a year from issuance. Upon issuance of the 2023 Notes, the 2022 Notes were extended to have the same maturity date as that of the 2023 Notes.

In October 2023, the Company issued a promissory note to an investor totaling $10,000 and, in December 2023, issued another promissory note to an investor totaling $50,000. Both promissory notes bear interest at a rate of 12.00% per annum, maturing in June 2024 (collectively with the 2022 Notes and 2023 Notes, the "Notes").

At December 31, 2023 and 2022, the outstanding balance of the Notes was $1,409,500 and $900,000, respectively. In January 2024, the Notes were amended to extend the maturity to June 30, 2024. The Notes include an option to enter into a royalty agreement which requires the Company to pay the investors, in the aggregate, 2.00% of the Company's gross sales on a quarterly basis. In no event shall the royalty paid to any individual lender exceed 25 times the principal amount of the respective Note. The agreement also requires the issuance of 35,000,000 shares of common stock of the Company to two investors. The common stock was issued in 2024. There were no royalties paid during the years ended December 31, 2023 and 2022.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse. The Company has conducted the following transactions with related persons:

Internal Funding

Since the Company's inception, it has been funded by certain officers and directors of the Company on an as- needed basis.

Majority Shareholder Control

Intec's majority shareholder, Edward Showalter, holds a significant percentage of the outstanding voting stock. Most of the shares can be voted by Steve Gough. As a result, Messrs. Showalter and Gough have substantial influence over the outcome of matters requiring shareholder approval, including the election of directors, mergers, acquisitions, and other significant corporate transactions. This concentration of ownership may:

- Limit or preclude your ability to influence corporate matters.

- Delay or prevent a change in control of the Company, even if such change may benefit other shareholders.

- Discourage potential acquirers from making an offer to purchase the Company, thereby limiting the potential for shareholders to realize a premium over the market value for their shares.

- Result in decisions that prioritize the interests of the majority shareholder over those of other shareholders, which may negatively affect the Company's performance and stock price.

- The interests of Messrs. Showalter and Gough may differ from those of the Company's other shareholders, and Messrs. Showalter and Gough may make decisions with which you disagree or that do not align with your interests. This risk factor should be carefully considered before making an investment in the Company's securities.

Reliance on Patents Owned by Mr. Showalter

Dependence on Licensed Patents

Our Company relies heavily on patents owned by Mr. Showalter, which are critical to our operations and competitive position. These patents are licensed to the Company under agreements with Mr. Showalter. This dependence presents several risks, including:

- *License Termination*: If Mr. Showalter decides to terminate the licensing agreements, or if the Company breaches the terms of these agreements, we could lose access to these essential patents. This could significantly disrupt our operations and adversely affect our business.

- *License Renewal and Terms*: The terms of the license agreements, including fees and royalties, may change upon renewal. Any increase in fees or royalties could increase our costs and negatively impact our profitability.

- *Patent Ownership and Control*: Since Mr. Showalter owns these patents, he has control over any decisions regarding their use, enforcement, or potential sale. His decisions may not always align with the Company's best interests, and there is a risk that he could sell or transfer these patents to a third party, leading to potential conflicts or legal disputes.

- *Dependence on a Single Individual*: Relying on patents owned by a single individual, Mr. Showalter, increases the risk associated with any personal, legal, or financial issues he may face. Any adverse situation affecting Mr. Showalter could indirectly impact the Company's access to the patents and, consequently, its operations.

- *Potential Conflicts of Interest*: Mr. Showalter's dual role as the patent owner and a significant influencer or officer of the Company may lead to conflicts of interest. Decisions made regarding the patents may prioritize Mr. Showalter's interests over those of the Company and its shareholders.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit E</u>.

Cash and Cash Equivalents

As of July 12, 2024, the Company had an aggregate of approximately $104,632 in cash and cash equivalents, leaving the Company with approximately one (1) month of runway. Additionally, certain of the Company's officers and directors have financed the Company as needed and they will continue to do so during the Offering period. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Historically, the Company has been financed since its merger through Convertible Promissory Notes provided by certain officers and directors of the Company. In addition to the Offering and the funding of the Company through additional Convertible Promissory Notes during the term of the Offering from certain officers and directors, the Company may also undertake to raise additional capital through equity or debt issuances, including, but not limited to, common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit E</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.intecbioplastics.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Intec Bioplastics, Inc.
(Issuer)

By:/s/ Jason Baum
(Signature)

Jason Baum
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Baum
(Signature)

Jason Baum
(Name)

Director
(Title)

July 31, 2024
(Date)

/s/ Rony Ghaly
(Signature)

Rony Ghaly
(Name)

Chief Financial Officer
(Title)

July 31, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

 This funding platform is operated by Andes Capital Group, LLC

 **INTEC BIOPLASTICS** INC.

Introduction   Why Invest   Benefits   Triple Crown   About Us

Investment Deck ⬈   Crypto ⬈   Investment Terms

SAVE THE PLANET   **INVEST NOW**   LOG IN

Join Our Team. Become a Humanitarian Gladiator®.

Help Us Reduce Plastic Waste Worldwide.

Sustainable innovation that's changing how we live to SAVE THE ENVIRONMENT TO SAVE HUMANITY.

INVEST NOW   FORM C

The Problem

Plastic is killing us and our planet. Do you know each of us consumes a credit card worth of plastic into our bodies every week? Plastic is in the water we drink, the food we eat, and the air we breathe.



The Solution

Intec Bioplastics, Inc. is a bio-resin engineering company that assists its customers to achieve their sustainability goals of net zero carbon footprint, net zero plastic and waste to landfills.





We eat a credit card
worth of plastic
every week.







WHY SHOULD YOU INVEST IN INTEC'S PATENTED TECHNOLOGY?



✅ TO SAVE THE ENVIRONMENT TO SAVE HUMANITY BY REDUCING PLASTIC WASTE

✅ INTEC HOLDS EXCLUSIVE RIGHTS TO MULTIPLE U.S. TECHNOLOGY PATENTS AND HAS 61 PATENTS PENDING IN 31 COUNTRIES

✅ GLOBAL LEGISLATION IS FORCING COMPANIES TO USE SUSTAINABLE PACKAGING DRIVING INTEC'S REVENUE AND CUSTOMER ACQUISITIONS AT AN ACCELERATED RATE

✅ INTEC'S REVENUE SHARING PLATFORM PAYS YOU ON THE PRODUCTS THAT WE SELL AT A 5X ROYALTY

INVEST NOW   **FORM C**

Terms

Offering Type	Security Type	Maximum Offering
Regulation CF	Common	$5,000,000

Target Offering	Minimum Investment:	Valuation
$10,000	$250	$475,412,500

Broker Dealer	Transfer Agent	Escrow Agent
Andes Capital	KoreTransfer USA LLC	Enterprise Bank

Investment Deck

"Be A Part Of History"

Become A Humanitarian Gladiator® And Join Our Ever Growing Community Of Unique Individuals Who Care About The Environment We Live In

Intec Investors Benefits

✅ 1 common share of Voting Stock for every $1.00 you invest

✅ Minimum investment $250

✅ 5X Royalty to you for your investment on top line revenue paid quarterly from a 2% top line revenue pool shared by all the investors in this funding round

✅ Every investment of $500 or more will receive a 25% Stock Bonus

✅ INTEC intends to seek listing on the NASDAQ stock exchange within the next 18 Months

✅ Just a $250 investment in Intec Bioplastics, Inc. will make a difference in every community across America to end plastic waste.

✅ With your $500 investment, receive an amazing Bonus Gift : Our Humanitarian Gladiator® t-shirt



Example: If you invest $250, you could potentially earn 5X Royalty paid to you from a 2% top line revenue share which could be $1,250. Royalties are projected to be paid quarterly.

STOCK BONUS Example:$250 investment would equal 250 shares of Intec. For every investment of $500 or more you will receive 25% bonus in additional shares. $500 would give you 625 shares.



INVEST NOW   FORM C

"Intec's revenue sharing platform pays you on the products that we sell at a 5X Royalty"

Intec's Investor Opportunity is the Triple Crown of Investment Platforms



YIELD
5X ROYALTIES

ESG
LEGISLATION IS DRIVING REVENUE AND GROWTH

INNOVATION
GLOBAL PATENTS MAKES INTEC A WORLD LEADER

INVEST NOW

FORM C



MORE ABOUT US

Intec holds exclusive rights to multiple U.S. technology Patents and has 61 patents pending in 31 countries.

EarthPlus® is our trademark brand.

Global legislation is driving manufacturers to use sustainable packaging. The United Nations Plastic Treaty has a goal to replace single use toxic petroleum plastic by 80% over 20 years with sustainable materials that can be recycled or be bio compostable. Intec's EarthPlus® brand bio-resins and products meet both mandates.

Intec is currently manufacturing products and shipping to our customers. Our current list of customers is in excess of 800 customers. Intec offers our customers a platform where Intec becomes their sustainability partner, with products that are in line with their sustainability goals. We have over 590 different bio-resin engineered formulas. There is literally nothing that Intec can't make.

We offer our customers one stop shop selling them bio-resins, injection molding, blow molding, thermoform and extrusion processes to manufacture their products. Intec has developed a technology called ESSF™, ("Environmental Sustainable Solution Facility"™) This technology could eliminate the need for landfills.

In September 2023, Intec presented the ESSF™ platform to the State of California to eliminate 70 of the state's 77 landfills over a ten year period. Ms. Ma, the California State Treasurer, was extremely receptive to this plan. Intec's first ESSF™ plant will be located in Los Angeles County.

Each ESSF™ plant could generate over $400 million in annual revenue and could employ 500 workers.

INVEST NOW   **FORM C**



"New Study Blames Chemicals In Plastics for $250 Billion in US Health Care Costs"

SAVE THE ENVIRONMENT TO SAVE HUMANITY.



Save Our Oceans

Building A Community Of Unique Individuals Who Care

HUMANITARIAN GLADIATOR®



FAQ

What are Investment Limits for Reg CF funds? ⌄	How does Andes Capital Group get compensated? ⌄
What is an Accredited Investor? ⌄	Am I now a customer of Andes Capital Group? ⌄
How does the online investment process work for this Reg CF opportunity? ⌄	Why do I give information such as DOB, SSN, Driver's License or Passport Details, Annual Income or Net Worth? ⌄
How long can this take? ⌄	Where can I direct questions about the Issuer to get additional information? ⌄
Who is Andes Capital Group? ⌄	Where can I direct additional questions about the investment application and process? ⌄
	When will bonus shares be issued? ⌄



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Introduction   About Us   View Pitch Deck ⧉   Save The Planet ⧉

Why Invest   Triple Crown   View REG-CF Form C ⧉   INTEC Team ⧉

Benefits   FAQ   Crypto ⧉

INVEST NOW   FORM C



investments@andescap.com

(312) 376 - 4510

About Us

BCP

FINRA Broker Check

Privacy Policy

Terms of Use

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE INTEC BIOPLASTIC, INC. (THE "COMPANY") AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THE COMPANY IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE COMPANY. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA'S BROKERCHECK. THE COMPANY AND ANDES CAPITAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF THE COMPANY AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM C. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON

THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL INVESTMENTS@ANDESCAP.COM WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

 This funding platform is operated by Andes Capital Group, LLC



Introduction   Why Invest   Benefits   Triple Crown   About Us

Investment Deck ⧉   Crypto ⧉   Investment Terms

SAVE THE PLANET   INVEST NOW   LOG IN

Join Our Team. Become a Humanitarian Gladiator®.

Help Us Reduce Plastic Waste Worldwide.

Sustainable innovation that's changing how we live to SAVE THE ENVIRONMENT TO SAVE HUMANITY.

INVEST NOW   FORM C



Invest With Your Crypto For A 5X
Yield Opportunity



We eat a credit card worth of plastic every week.



INTEC BIOPLASTICS, INC. IS A BIO-RESIN ENGINEERING COMPANY THAT ASSISTS ITS CUSTOMERS TO ACHIEVE THEIR SUSTAINABILITY GOALS OF NET ZERO

CARBON FOOTPRINT, NET ZERO PLASTIC AND WASTE TO LANDFILLS.

Intec Investors Benefits

✅ 1 common share of Voting Stock for every $1.00 you invest

✅ Minimum investment $250

✅ 5X Royalty to you for your investment on top line revenue paid quarterly from a 2% top line revenue pool shared by all the investors in this funding round

✅ Every investment of $500 or more will receive a 25% Stock Bonus

✅ INTEC intends to seek listing on the NASDAQ stock exchange within the next 18 Months

✅ Just a $250 investment in Intec Bioplastics, Inc. will make a difference in every community across America to end plastic waste.

✅ With your $500 investment, receive an amazing Bonus Gift: Our Humanitarian Gladiator® t-shirt







Example: If you invest $250, you could potentially earn 5X Royalty paid to you from a 2% top line revenue share which could be $1,250. Royalties are projected to be paid quarterly.

STOCK BONUS Example:$250 investment would equal 250 shares of Intec. For every investment of $500 or more you will receive 25% bonus in additional shares. $500 would give you 625 shares.

INVEST NOW   **FORM C**

Terms

Offering Type	Security Type	Maximum Offering
Regulation CF	Common	$5,000,000

Target Offering	Minimum Investment:	Valuation
$10,000	$250	$475,412,500

Broker Dealer	Transfer Agent	Escrow Agent
Andes Capital	KoreTransfer USA LLC	Enterprise Bank

Investment Deck

INVEST IN INTEC'S PATENTED TECHNOLOGY WITH YOUR CRYPTO CURRENCY?



✅ To save the environment to save humanity by reducing plastic waste

✅ Global legislation is forcing companies to use sustainable packaging driving intec's revenue and customer acquisitions at an accelerated rate

✅ Intec holds exclusive rights to multiple U.S. technology patents and has 61 patents pending in 31 countries

✅ Intec's revenue sharing platform pays you on the products that we sell at a 5X Royalty

INVEST NOW   **FORM C**



"Intec's revenue sharing platform pays you on the products that we sell at a 5X Royalty"

Intec's Investor Opportunity is the Triple Crown of Investment Platforms



YIELD

5X ROYALTIES

ESG

LEGISLATION IS DRIVING REVENUE AND GROWTH

INNOVATION

GLOBAL PATENTS MAKE INTEC A WORLD LEADER

INVEST NOW   FORM C



We are accepting investment in 15 cryptocurrencies



GET MORE WITH YOUR CRYPTO



MORE ABOUT US

Intec holds exclusive rights to multiple U.S. technology Patents and has 61 patents pending in 31 countries.

EarthPlus® is our trademark brand.

Global legislation is driving manufacturers to use sustainable packaging. The United Nations Plastic Treaty has a goal to replace single use toxic petroleum plastic by 80% over 20 years with sustainable materials that can be recycled or be bio compostable. Intec's EarthPlus® brand bio-resins and products meet both mandates.

Intec is currently manufacturing products and shipping to our customers. Our current list of customers excess of 800. Intec offers our customers a platform where Intec becomes their sustainability partner, with products that are in line with their sustainability goals. We have over 590 different bio-resin engineered formulas. There is literally nothing that Intec can't make.

We offer our customers one stop shop selling them bio-resins, injection molding, blow molding, thermoform and extrusion processes to manufacture their products. Intec has developed a technology called ESSF™, ("Environmental Sustainable Solution Facility"™) This technology could eliminate the need for landfills.

In September 2023, Intec presented the ESSF™ platform to the State of California to eliminate 70 of the state's 77 landfills over a ten year period. Ms. Ma, the California State Treasurer, was extremely receptive to this plan. Intec's first ESSF™ plant will be located in Los Angeles County.

Each ESSF™ plant could generate over $400 million in annual revenue and could employ 500 workers.

INVEST NOW   **FORM C**



"New Study Blames Chemicals In Plastics for $250 Billion in US Health Care Costs"



SAVE THE
ENVIRONMENT TO
SAVE HUMANITY.

Save Our Oceans

Building A Community Of Unique Individuals Who Care

HUMANITARIAN GLADIATOR®



FAQ

What are Investment Limits for Reg CF funds? ⌄	How does Andes Capital Group get compensated? ⌄
What is an Accredited Investor? ⌄	Am I now a customer of Andes Capital Group? ⌄
How does the online investment process work for this Reg CF opportunity? ⌄	Why do I give information such as DOB, SSN, Driver's License or Passport Details, Annual Income or Net Worth? ⌄

How long can this take?   ⌄

Where can I direct questions about the Issuer to get additional information?   ⌄

Who is Andes Capital Group?   ⌄

Where can I direct additional questions about the investment application and process?   ⌄

When will bonus shares be issued?   ⌄



BECOME A HUMANITARIAN GLADIATOR®

INVEST NOW



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INTEC BIOPLASTICS™ INC.

Introduction
Why Invest
Benefits

About Us
Triple Crown
FAQ

View Pitch Deck
View REG-CF Form C
Crypto

Save The Planet
INTEC Team

INVEST NOW FORM C

Andes Capital GROUP

About Us
BCP
FINRA Broker Check
Privacy Policy
Terms of Use

investments@andescap.com
(312) 376 - 4510

IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE INTEC BIOPLASTIC, INC. (THE "COMPANY") AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THE COMPANY IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE COMPANY. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA'S BROKERCHECK. THE COMPANY AND ANDES CAPITAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF THE COMPANY AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM C. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL INVESTMENTS@ANDESCAP.COM WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

EXHIBIT C
Subscription Agreement
(Attached)

REG CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS

PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Intec Bioplastics, Inc.
        520 Broadway, Suite 200
        Santa Monica, CA 90401

        Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Intec Bioplastics, Inc., a Wyoming corporation (the "**Company**"), upon the terms and conditions set forth herein.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $5,000,000 (the "**Oversubscription Offering**"). The Company may accept subscriptions until December 31, 2024 (the "**Termination Date**"). Providing that subscriptions for $10,000 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company. The Company each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d)   <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No Filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial Statements</u>. Complete copies of the Company's financial statements consisting of the reviewed balance sheets of the Company as at December 31, 2023 and 2022 and the related statements of operations, changes in member's deficit and cash flows for the two-year periods ended December 31, 2023 and 2022 (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. L J Soldinger Associates, LLC, who has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer**.

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, and its officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Company" shall include any wholly owned subsidiary of the Company into which the Company mergers or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF INTEC BIOPLASTICS, INC. ("PRIV"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN AURA HEALTH AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT PRIV'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Company's Common Stock or any securities which may be converted into the Company's Common Stock unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Company's securities to the Company's competitors, as determined in good faith by the Company.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Wyoming without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Wyoming Court of Chancery and to the jurisdiction of the United States District Court for the District of Wyoming for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under

the provisions of this Agreement, shall be settled by mediation in Dallas, Texas. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of San Francisco, State of California. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in <u>Section 8</u> and <u>Section 9</u>.

11. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 9</u>):

If to the Company, to:

>Intec Bioplastics, Inc.
>520 Broadway, Suite 200
>Santa Monica, CA 90401
>
>If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Intec Bioplastics, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Intec Bioplastics, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Intec Bioplastics, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Intec Bioplastics, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
☐	(k)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Common Stock	Issuer: Intec Bioplastics, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Intec Bioplastics, Inc.** Address: 520 Broadway, Suite 200, Santa Monica, CA 90401 Contact: Investor Relations Email: info@intecbioplastics.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

<u>INTERNATIONAL INVESTOR CERTIFICATE</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Intec Bioplastics, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the Andes Capital Group portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

Andes Capital Group Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by Andes Capital Group, I hereby agree to be bound by Andes Capital Group's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

        (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

EXHIBIT D
Certificate of Incorporation and Amendment
(Attached)





Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 05/22/2023 01:22 PM
Original ID: 2019-000889610
Amendment ID: 2023-004182305

Profit Corporation
Articles of Amendment

1. Corporation name:
(Name must match exactly to the Secretary of State's records.)

Intec Bioplastics, Inc.

2. Article number(s) I and III and IV is amended as follows:
****See checklist below for article number information.***

The common share are 5,000,000,000
Par value of the shares are 0.00001

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 04/28/2023 .
(Date – mm/dd/yyyy)

Received
MAY - 8 2023
Secretary of State
Wyoming

P-Amendment – Revised June 2021

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

☑ **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.

OR

☐ **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____

(May be executed by Chairman of Board, President or another of its officers.)

Date: 04/28/2023

(mm/dd/yyyy)

Print Name: Edward Showalter

Title: Chairman of Board

Contact Person: Edward Showalter

Daytime Phone Number: 702-576-2739

Email: edward@intecbioplastics.com

*(**An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

☑ *Filing Fee: $60.00* Make check or money order payable to Wyoming Secretary of State.

☐ **Processing time is up to 15 business days** following the date of receipt in our office.

☐ *Refer to original articles of incorporation to determine the specific article number being amended or use the next number in sequence if you are adding an article. **Article number(s) is not the same as the filing ID number.***

☐ Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**

☐ Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**



Wyoming
Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Dec 11 2019 6:29PM
Original ID: 2019-000889610

Profit Corporation
Articles of Incorporation

I. The name of the corporation is:
EPC Bio Technologies Inc.

II. The name and physical address of the registered agent of the corporation is:
Registered Agent Solutions, Inc.
125 S King St
PO Box 2922
Jackson, WY 83001

III. The mailing address of the corporation is:
1100 Wilshire Boulevard, Suite 2707
Los Angeles, California 90017

IV. The principal office address of the corporation is:
1100 Wilshire Boulevard, Suite 2707
Los Angeles, California 90017

V. The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares:	2,000,000	Common Par Value:	$0.0000
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:
Durdana Karim
1100 Wilshire Boulevard, Suite 3305, Los Angeles, California 90017

VII. The liability of the directors, officers and agents of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Wyoming law.

The corporation is authorized to provide indemnification of directors, officers and agents to the fullest extent permissible under Wyoming law.

Any repeal or modification of any provision of this Article shall not adversely affect any right or protection of a director, officer or agent of the corporation existing at the time of such repeal or modification.

Signature: *Durdana Karim* Date: **12/11/2019**

Print Name: **Durdana Karim**

Title: **Incorporator**

Email: **durdana@encorelaw.com**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Durdana Karim

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Durdana Karim*   Date: **12/11/2019**

Print Name: **Durdana Karim**

Title: **Incorporator**

Email: **durdana@encorelaw.com**

Daytime Phone #:   **(213) 559-7395**



Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Registered Agent Solutions, Inc., whose registered office is located at **125 S King St, PO Box 2922, Jackson, WY 83001**, voluntarily consented to serve as the registered agent for **EPC Bio Technologies Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Durdana Karim* Date: **12/11/2019**

Print Name: **Durdana Karim**

Title: **Incorporator**

Email: **durdana@encorelaw.com**

Daytime Phone #: **(213) 559-7395**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

EPC Bio Technologies Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **11th** day of **December, 2019** at **6:29 PM.**

Remainder intentionally left blank.



Filed Date: 12/11/2019

Secretary of State

Filed Online By:

Durdana Karim

on 12/11/2019

EXHIBIT E
Financial Statements
(Attached)

Intec Bioplastics, Inc.

Financial Statements
December 31, 2023 and 2022

Intec Bioplastics, Inc.
Financial Statements
December 31, 2023 and 2022

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Intec Bioplastics, Inc.

Opinion

We have audited the accompanying financial statements of Intec Bioplastics, Inc. (the "Company") (a Wyoming corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations and accumulated deficit and cash flows for each of the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intec Bioplastics, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Intec Bioplastics, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Correction of an Error

As discussed in Note 2 to the financial statements, the Company has restated its 2022 financial statements to correct for certain errors.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Intec Bioplastics, Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, there is substantial doubt about the ability of Intec Bioplastics, Inc. to continue as a going concern at December 31, 2023. Management's evaluation of the events and conditions and management's plans in regard to that matter also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Intec Bioplastics, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Intec Bioplastics, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Intec Bioplastics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

L J Soldinger Associates, LLC

Deer Park, IL
July 26, 2024

INTEC BIOPLASTICS, INC.

BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

		2023		2022 (As Restated)
Assets				
Current assets:				
Cash	$	38,494	$	21,690
Total current assets		38,494		21,690
Property and equipment		112,294		112,294
Total assets	$	150,788	$	133,984
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	168,792	$	—
Accrued expenses		66,248		15,098
Related party payable		8,176,115		1,469,162
Notes payable		1,409,500		900,000
Total current liabilities		9,820,655		2,384,260
Total liabilities		9,820,655		2,384,260
Stockholders' deficit:				
Common stock; $0.00001 and no par value as of December 31, 2023 and 2022; 5,000,000,000 shares authorized as of December 31, 2023 and 2022, respectively; 1,000,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively		10,000		—
Additional paid-in capital		85,000		95,000
Accumulated deficit		(9,764,867)		(2,345,276)
Total stockholders' deficit		(9,669,867)		(2,250,276)
Total liabilities and stockholders' deficit	$	150,788	$	133,984

See accompanying notes to financial statements

INTEC BIOPLASTICS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022 (As Restated)
Revenues	$ —	$ —
Cost of revenues	—	—
Gross profit	—	—
Operating expenses		
Research and development	7,015,119	2,074,430
General and administrative	351,265	162,473
Selling and marketing	2,057	10,329
Total operating expenses	7,368,441	2,247,232
Loss from operations	(7,368,441)	(2,247,232)
Other income (expense)		
Interest expense	(51,150)	(15,098)
Total other income (expense)	(51,150)	(15,098)
Loss before income taxes	(7,419,591)	(2,262,330)
Income tax expense	—	—
Net loss	$ (7,419,591)	$ (2,262,330)

INTEC BIOPLASTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balances, January 1, 2022	1,000,000,000	$ —	$ 95,000	$ (82,946)	$ 12,054
Net loss	—	—	—	(2,262,330)	(2,262,330)
Balances, December 31, 2022 (As Restated)	1,000,000,000	—	95,000	(2,345,276)	(2,250,276)
Incorporation of par value to common stock	—	10,000	(10,000)	—	—
Net loss	—	—	—	(7,419,591)	(7,419,591)
Balances, December 31, 2023	1,000,000,000	$ 10,000	$ 85,000	$ (9,764,867)	$ (9,669,867)

INTEC BIOPLASTICS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 AND 2022

		2023		2022 (As Restated)
Cash flows from operating activities:				
Net loss	$	(7,419,591)	$	(2,262,330)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in operating assets and liabilities:				
Accounts payable		168,792		—
Accrued expenses		51,150		15,098
Related party payable		6,706,953		1,469,162
Net cash used in operating activities		(492,696)		(778,070)
Cash flows from investing activities:				
Purchases of property and equipment		—		(100,758)
Net cash used in investing activities		—		(100,758)
Cash flows from financing activities:				
Borrowings on notes payable		509,500		900,000
Net cash provided by financing activities		509,500		900,000
Net increase in cash		16,804		21,172
Cash, beginning of year		21,690		518
Cash, end of year	$	38,494	$	21,690
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	—	$	—
Cash paid for income taxes	$	—	$	—

See accompanying notes to financial statements

6

(1) The Company and Summary of Significant Accounting Policies

(a) Company Formation and Operations

Intec Bioplastics, Inc. (the "Company") was incorporated in December 2019 with its headquarters in Los Angeles, California. The Company is a bio-resin engineering company that provides plant-based biomaterial resin alternatives to traditional petroleum-based plastic resin. The biomaterial resins are used in the production of traditional plastic manufacturing equipment and flexible packaging and rigid products.

(b) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company limits its exposure to credit risk associated with cash by placing it in a large financial institution. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses on such accounts.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments with an original maturity of three months or less at the date of purchase. The Company held no cash equivalents as of December 31, 2023 and 2022.

(f) Property and Equipment

Property and equipment are stated at cost and is primarily composed of molds and related equipment. Depreciation is calculated on a straight-line basis based on an estimated useful life of 20 years.

Major improvements that substantially extend an asset's useful life are capitalized. Repairs, maintenance and minor improvements are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected in other expense, net in the accompanying statements of operations.

Property and equipment subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value less reasonable costs to sell the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary and appropriate.

(g) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is established.

The Company recognizes the effect of income tax positions only when those positions are more likely than not of being sustained. The Company records penalties and interest related to unrecognized tax benefits in the provision for income taxes in the accompanying statements of operations.

(h) Leases

The Company accounts for leases in accordance with Topic 842, *Leases*. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The lease term for all of the Company's leases includes the noncancelable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) controlled by the lessor.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with these short-term leases as an expense on a straight-line basis over the lease term.

The Company adopted Topic 842 with an effective date of January 1, 2022 using the modified retrospective transition approach, which permits it to use the effective date as the date of initial application of the standard, and therefore to not restate comparative prior period financial information. The Company elected to adopt the package of practical expedients, which permits it to not reassess, under the new standard, the Company's prior conclusions about lease identification, lease classification and initial direct costs for those leases for which it had taken possession of the leased asset as of January 1, 2022. The hindsight practical expedient was not elected. The Company adopted Topic 842 as of January 1, 2022 with no impact to the Company's financial position or results of operations and there were no right-of-use assets or liabilities recorded as all contracts that were determined to include leases were accounted for as short-term leases.

(i) Advertising Costs

Advertising costs are expensed as incurred and totaled $2,058 and $10,329 for the years ended December 31, 2023 and 2022, respectively.

(j) Research and Development

Costs of research and development activities are comprised of engineering consultants, laboratory testing and material costs.

(k) Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. This ASU replaces the current incurred loss impairment methodology of recognizing credit losses when a loss is probable, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. In November 2018, the FASB issued ASU 2018-19, *Codification Improvements to Topic 326 - Financial Instruments - Credit Losses*, which amends the scope and transition requirements of ASU 2016-13 and clarifies that operating lease receivables are not within the scope of the credit losses standard and should instead be accounted under the new lease accounting standard, Topic 842. In May 2019, the FASB issued ASU 2020-05, which provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. In November 2019, the FASB issued ASU 2020-10, which delays the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, with early adoption permitted for periods after December 15, 2018. Accordingly, ASU 2016-13 was effective for the Company on January 1, 2023. In November 2019, the FASB issued ASU 2020-11, which clarifies the accounting treatment and disclosure requirements for assets purchased with credit deterioration, troubled debt restructurings, and certain other investments. The Company adopted this standard on January 1, 2023 and the adoption did not have a material impact on the Company's results of operations or cash flows.

(2) Prior Period Restatement

During the preparation of the financial statements as of and for the year ended December 31, 2023, the Company identified the following errors in its financial statements as of and for the year ended December 31, 2022:

a. The Company determined that it incorrectly recorded certain expenses to general and administrative expenses and related party payable for the year ended December 31, 2022.
b. The Company determined that its related party payable was overstated by a cumulative amount of $82,800 as of December 31, 2022 and general and administrative expenses were overstated by the same amount for the year ended December 31, 2022.
c. Certain information within Note 8 has been restated to reflect the correction of the misstatement discussed above.

Accordingly, the Company is restating its previously issued consolidated financial statements and the related disclosures for the year ended December 31, 2022 for the errors. The following tables present the financial statement line items of the balance sheets, statements of operations, statements of changes in stockholders' deficit, and statements of cash flows that were affected by the restatement of previously reported financial statements, detailing amounts previously reported and the impact upon those line items due to restatement as currently revised within the financial statements. The consolidated financial statements and the related disclosures for the year ended December 31, 2023 were not restated as the change to accumulated deficit and related party payable from the 2022 restatement was determined to be immaterial for 2023.

	December 31, 2022 as Previously Reported	Effect of Restatement	December 31, 2022 as Restated
ASSETS			
Total assets	$ 133,984	$ —	$ 133,984
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current liabilities:			
Accounts payable	$ —	$ —	$ —
Accrued expenses	15,098	—	15,098
Related party payable	1,551,962	(82,800)	1,469,162
Notes payable	900,000	—	900,000
Total current liabilities	2,467,060	(82,800)	2,384,260
Total liabilities	2,467,060	(82,800)	2,384,260
Stockholders' deficit:			
Common stock; $0.00001 and no par value as of December 31, 2023 and 2022; 5,000,000,000 shares authorized as of December 31, 2023 and 2022, respectively; 1,000,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—	—
Additional paid-in capital	95,000	—	95,000
Accumulated deficit	(2,428,076)	82,800	(2,345,276)
Total stockholders' deficit	(2,333,076)	82,800	(2,250,276)
Total liabilities and stockholders' deficit	$ 133,984	$ —	$ 133,984

	For the Year Ended December 31, 2022 as Previously Reported	Effect of Restatement	For the Year Ended December 31, 2022 as Restated
Revenues	$ —	$ —	$ —
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating expenses			
Research and development	2,074,430	—	2,074,430
General and administrative	245,273	(82,800)	162,473
Selling and marketing	10,329	—	10,329
Total operating expenses	2,330,032	(82,800)	2,247,232
Loss from operations	(2,330,032)	82,800	(2,247,232)
Total other expense	(15,098)	—	(15,098)
Loss before income taxes	(2,345,130)	82,800	(2,262,330)
Income tax expense	—	—	—
Net loss	$ (2,345,130)	$ 82,800	$ (2,262,330)

Intec Bioplastics, Inc.
Notes to Financial Statements
December 31, 2023 and 2022

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balances, December 31, 2022 as Previously Reported	1,000,000,000	—	95,000	(2,428,076)	(2,333,076)
Effect of Restatement	—	—	—	82,800	82,800
Balances, December 31, 2022 as Restated	1,000,000,000	$ —	$ 95,000	$ (2,345,276)	$ (2,250,276)

	For the Year Ended December 31, 2022 as Previously Reported	Effect of Restatement	For the Year Ended December 31, 2022 as Restated
Cash flows from operating activities:			
Net loss	$ (2,345,130)	$ 82,800	$ (2,262,330)
Adjustments to reconcile net loss to net cash used in operating activities:			
Changes in operating assets and liabilities:			
Accounts payable	—	—	—
Accrued expenses	15,098	—	15,098
Related party payable	1,551,962	(82,800)	1,469,162
Net cash used in operating activities	(778,070)	—	(778,070)
Net cash used in investing activities	(100,758)	—	(100,758)
Net cash provided by financing activities	900,000	—	900,000
Net increase in cash	21,172	—	21,172
Cash, beginning of year	518	—	518
Cash, end of year	$ 21,690	$ —	$ 21,690

(3) Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

For the year ended December 31, 2023, the Company had negative cash flow from operating activities of approximately $500,000. As of December 31, 2023, the Company has an accumulated deficit of approximately $9,800,000 and negative working capital of approximately $9,800,000. Management does not anticipate having positive cash flow from operations in the near future. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve months following the issuance of these financial statements.

The Company does not have the resources at this time to repay all its credit and debt obligations, make any payments in the form of dividends to its shareholders, or fully implement its business plan. Without additional capital, the Company will not be able to remain in business. At the same time, management points to its successful history with maintaining Company operations and reminds all with reasonable confidence this will continue. See Note 10 for funds raised by the Company through issuance of convertible notes subsequent to December 31, 2023.

Management has plans to also address the Company's financial situation through its commitment to raising funds in two upcoming offerings, a crowdfunding effort expected to go live in August 2024, and

a Tier II Reg A+ offering expected as early as September 2024, dependent upon review by the Securities and Exchange Commission. There is no assurance that these funds will be able to be raised in sufficient amounts and under acceptable terms.

(4) Property and Equipment

Property and equipment consists of molds and related equipment totaling $112,294 as of December 31, 2023 and 2022. As of December 31, 2023, the Company had utilized only one to two molds for very limited prototype production; therefore, when the molds are put into use for significant research and development activities or production, the Company will begin depreciating over the respective useful lives.

(5) Notes Payable

In 2022, the Company issued promissory notes (the "2022 Notes") to various investors for total proceeds of $900,000 with principal and interest due within a year of issuance. The 2022 Notes bear interest at a rate of 4.49% per annum. In 2023, the Company issued additional promissory notes (the "2023 Notes") with the same terms as the 2022 Notes, for total proceeds of $449,500 and principal and interest due within a year from issuance. Upon issuance of the 2023 Notes, the 2022 Notes were extended to have the same maturity date as that of the 2023 Notes.

In October 2023, the Company issued a promissory note to an investor totaling $10,000 and, in December 2023, issued another promissory note to an investor totaling $50,000. Both promissory notes bear interest at a rate of 12.00% per annum, maturing in June 2024 (collectively with the 2022 Notes and 2023 Notes, the "Notes").

At December 31, 2023 and 2022, the outstanding balance of the Notes was $1,409,500 and $900,000, respectively. In January 2024, the Notes were amended to extend the maturity to June 30, 2024. The Company is currently in discussion with the investors to further extend the maturity of the Notes.

The Notes include an option to enter into a royalty agreement. The terms of the royalty agreement were agreed to verbally in 2024 when the option to enter into the royalty agreement was exercised. The verbal agreement requires the Company to pay the investors, in the aggregate, 2.00% of the Company's gross sales on a quarterly basis. In no event shall the royalty paid to any individual lender exceed 25 times the principal amount of the respective Note. The agreement also requires the issuance of 35,000,000 shares of common stock of the Company to two investors. The common stock was issued in 2024.

(6) Income Taxes

The Company did not recognize income tax expense in 2023 or 2022 due to the change in the valuation allowance in each year.

Intec Bioplastics, Inc.

Notes to Financial Statements

December 31, 2023 and 2022

The components that comprise the Company's net deferred tax assets at December 31, 2023 and 2022 consist of the following:

	2023	2022
Deferred tax assets		
Related party payable	$ 2,518,524	$ 559,672
Net operating losses	176,443	86,155
Capitalized research and development	18,971	6,156
Other	18,539	4,225
	2,732,477	656,208
Valuation allowance	(2,732,477)	(656,208)
Net deferred tax assets	$ —	$ —

A reconciliation of the federal statutory income tax rate to the Company's effective income tax rate is as follows:

	2023	2022
Tax computed at Federal statutory rate	$ (1,558,114)	$ (475,089)
State tax, net of Federal tax benefit	(518,155)	(157,971)
Permanent items	—	64
Change in valuation allowance	2,076,269	632,996
Total	$ —	$ —

The Company has incurred significant tax losses since inception. Based on the available objective evidence, management cannot conclude it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets. For the year ended December 31, 2023, and 2022, the valuation allowance increased by approximately $2,076,000 and $633,000, respectively.

At December 31, 2023, the Company has federal net operating loss carryforwards of approximately $608,000 that arose after the 2017 tax year that will carryforward indefinitely. The Company has state net operating loss carryforwards of approximately $700,000 that will begin to expire in 2041.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and tax credit carryforwards may be limited as a result of cumulative changes of ownership resulting in a change of control of the Company. The recoverability of these carryforwards is an estimate that is subject to change upon completion of a study, or upon future changes in ownership as defined by Sections 382 and 383 of the Internal Revenue Code.

As of December 31, 2023 and 2022, the Company did not have any unrecognized tax benefits. The Company is subject to U.S. federal and California income taxes. The federal and California returns since inception remain open to examination.

The Company may be subject to the net operating loss utilization provision of Section 382 of the Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company's capital during a specified period prior to the change, and the federal published interest rate. Although the Company has not completed an analysis under Section 382 of the Code, it is likely that the utilization of its NOLs will be limited.

(7) Leases

The Company leases certain office spaces to support its operations in Santa Monica, California. In general, the lease term is clearly stated in the lease agreement, but when the agreement includes renewal options, management has determined that it is generally not reasonably certain that the renewal option will be exercised.

Short-term lease cost was $140,349 and $9,602 for the years ended December 31, 2023 and 2022, respectively. The Company entered into a new lease agreement in 2023 in which the Company incurred additional lease cost due to difficulties in accessing and utilizing the leased facility.

On March 7, 2024, the Company amended the short-term lease agreement for its office space in Santa Monica, California to relocate to a different office location within the same building. The new office lease will run from April 1, 2024 through April 30, 2025 with monthly payments of $7,900 for the initial year, escalating 3.5% thereafter.

(8) Related Party Transactions

The Company received consulting services from Capital Growth Consulting, Inc., a related party entity owned entirely by the Founder of the Company.

The Company received services for an online platform to sell its products with One Global Showcase, Inc., another related party entity owned entirely by the Founder/Chief Executive Officer of the Company. The Company incurred total costs of $19,279 and $17,800 for the years ending December 31, 2023 and 2022, respectively. There were no amounts owed to this entity as of December 31, 2023 and 2022.

In 2023, out of the total promissory notes issued (see Note 5), proceeds totaling $104,500 were received from members of the Company's board of directors.

License and Consulting Agreement
In January 2022, the Company entered into a license agreement for the exclusive grant of numerous patents and intellectual properties from Capital Growth Technologies, Inc. ("Licensor"), another related party entity owned entirely by the Founder of the Company. Some of the intellectual properties, in the form of formulas, have received U.S. patents prior to acquisitions. Other formulas were treated as trade secrets which in many cases are even more valuable than receiving a patent. The Company incurs an annual licensing fee of 7% on all revenues generated commencing January 2022 which shall drop to 4% upon the death of the Licensor's principal. The agreement runs as long as the Company is in business, and the Company shall pay the Licensor a guaranteed minimum of $500,000 per quarter in advance commencing January 1, 2022 and continuing in perpetuity until the termination of the agreement. In the event of no or insufficient revenue generated to exceed the $2,000,000 total advance per year, no funds are required to be reimbursed to the Company. In the event of any breaches of the agreement or termination with or without cause, a termination fee of $1,000,000,000 shall be due immediately.

In January 2023, the Company entered into an intellectual property and engineering consulting agreement with the Licensor for 15 years for the development of intellectual properties and projects that the Company uses. The Company shall compensate the Licensor of payments of $1,250,000 per quarter, paid in advance, with payments increasing annually based on the terms of the agreement. Upon termination of the agreement by the Company with or without cause, a termination fee of $100,000,000 plus any unpaid compensation pro-rated to the date of termination shall become due immediately.

Annual commitments for the remainder of the 15-year contractual period are as follows as of December 31, 2023:

Contract years ending:	Annual Commitment
2024	$ 6,000,000
2025	7,000,000
2026	12,000,000
2027	17,000,000
2028	22,000,000
Thereafter	948,000,000
	$ 1,012,000,000

The Company owed the Licensor $8,176,115 and $1,469,162 as of December 31, 2023 and 2022, respectively, which is presented as a related party payable on the accompanying balance sheets.

(9) Commitments and Contingencies

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company does not believe it is a party to any litigation the outcome of which, if determined adversely, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business.

(10) Subsequent Events

The Company has evaluated subsequent events and transactions through July 26, 2024, the date the financial statements were available for issuance.

In July 2024, ESG Global LLC, a related party, agreed to reduce its ownership shares in the Company by 800,000,000 shares, for no consideration. The shares were brought back into the pool of shares available for issuance.

In 2024, 86,900,000 shares of common stock were issued to noteholders to extend the maturities of existing notes payable.

In 2024, the Company issued promissory notes ("2024 Notes") to various investors for total proceeds of $2,280,000 with principal and interest due June 2024 through September 2024. The 2024 Notes bear interest at a rate of 12% per annum. 2,662,500 shares of common stock were issued in connection with the promissory notes. The Company is currently in discussion with the investors to further extend the maturity of the 2024 Notes.

In 2024, 185,850,000 shares of common stock were issued as compensation.

The 2024 Notes include an option to enter into a royalty agreement, which was exercised on the date the 2024 Notes were issued. The royalty agreement requires the Company to pay the investors, in the aggregate, 2.00% of the Company's gross sales on a quarterly basis. In no event shall the royalty paid to any individual lender exceed 3 times the principal amount of the respective note. The agreement also requires the issuance of one share of common stock of the Company for every dollar invested, plus bonus shares.

In February 2024, to secure availability of stock from third party manufacturers, the Company entered into a commitment to purchase approximately $1,500,000 of molds and equipment. The obligation for such purchase is expected to be satisfied during 2024.

EXHIBIT F
Video Transcript
(Attached)

Videos Scripts REG CF

1.Michael Dunn Video Script:

“My name is Michael Dunn. I'm the chief operating officer at Intec Bioplastics Inc, And I've been in the manufacturing industry for over 20 years. At Intec, we offer our customers an all in 1 manufacturing platform to be their ESG sustainability partner by manufacturing products using plant based materials, organic materials and RE-PCR materials, which is reengineered post consumer, post industrial recycled materials. Intec has over 590 different sustainable bio-resin formulas to achieve our customers' ESG and product manufacturing goals. Intec offers its customers a manufacturing platform that is vertically integrated from engineered bio-resins to injection molding, blow molding, thermoforming, and extrusion manufacturing processes.

Our Earthplus® bio-engineered resins are PFAS free, FDA title 21 food container compliant, ASTM 3rd party tested for biodegradability and compostability, eco-friendly, non-toxic, BPA free, EarthPlus® is temperature tolerant, and can be combined with PCR, post consumer recycled plastics, in compliance with global legislation. Intec focuses its product offerings in the following categories, food service packaging, medical packaging, cosmetics packaging, toys, housewares, footwear, auto parts, building materials, outdoor furniture, shelving, racks and storage bins. Intec's Earth Plus products and packaging are made in the USA. As chief operating officer at Intec Bioplastics Inc, my responsibility is operations control, manufacturing, and profitability. Thank you for assisting Intec with our sustainability goals to save the environment and to save humanity.”

2.Crypto Video Script:

Breaking News Intec Bioplastics Inc. offers a 5X on your crypto!!!
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3.Nicole Video Script:

Plastic is killing us and our planet. Do you know each of us consumes a credit card worth of plastic into our bodies every week? Plastic is in the water we drink, the food we eat, and the air we breathe.

My name is Nicole Rhodes and I am proud to say that I'm the Chief Sustainability Officer at Intec Bioplastics, Inc.

Intec Bioplastic,Inc. Is a bio-resin engineering company that assists its customers to achieve their ESG sustainability goals of net zero carbon footprint net zero plastic and waste of landfills.

Our trademark Bio-resin brand is EarthPlus® is plant based and recyclable.

EarthPlus is able to build a product and packaging using Zero Virgin Plastics. Help us reprocess ocean plastic as well as prevent mixed bale plastic from going to Landfills

Join our community today by investing as little as $250 in Intec Bioplastics Inc and earn 5X Royalties on your investment

Let's join our forces to end plastic waste.
Be a part of something that matters for generations to come.
BECOME A HUMANITARIAN GLADIATOR!

4.Jason Video Script:

We care about you. Help us to Save the Environment to Save Humanity. Join our ever-growing community of Humanitarian Gladiators to end plastic waste in our Oceans and Landfills. Help us reprocess ocean plastic as well as prevent mixed bale plastic from going to landfills. Our EarthPlus® resins and products don't use any virgin plastic. Do you know that each one of us consumes a credit card worth of plastic each month? We are looking to build a community of One Million unique individuals who care about the environment we live in. Just a $250 investment in Intec Bioplastics Inc. will make a difference in every community in America to end plastic waste. Join our ESG-Environmental Social Governance Community and become a Humanitarian Gladiator and receive a 5x return on your $250 investment through our top line revenue sharing platform. Go to www.intecsavetheplanet.com